July 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	RidgeWorth Funds (the “Registrant”)
File Nos. 033-45671; 811-06557
Post-Effective Amendment No. 106

Ladies and Gentlemen:

We hereby submit for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 106 under the Securities Act and Amendment No. 108 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act for review and comment by the Staff of the U.S. Securities and Exchange Commission (the “SEC”). No fees are required in connection with this filing.

The purpose of the Amendment is to reflect the change in investment sub-adviser for RidgeWorth International Equity Fund (the “Fund”), a series of the Registrant, from Certium Asset Management LLC to WCM Investment Management (“WCM”). In connection with the change of sub-adviser, there were also changes to the Fund’s principal investment strategies and risks, benchmark index and portfolio managers. In addition, the Fund’s aggregate advisory fee was reduced. WCM began sub-advising the Fund on September 1, 2015. An information statement regarding these changes was filed with the SEC on October 22, 2015 and a Notice of Internet Availability of the Information Statement was mailed to shareholders. The Amendment also updates financial information and makes certain clarifying changes and non-material revisions to the Fund’s prospectus and the Registrant’s combined statement of additional information. The Registrant and its principal underwriter intend to request acceleration of the effective date of the Amendment and have indicated that they are aware of their obligations under the Securities Act.

If you should have any questions relating to the Amendment, please contact me at 617-662-7193.

Sincerely,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President and Managing Counsel

cc:	Ms. Julia Short
Magda El Guindi-Rosenbaum, Esq.